May 1, 2015

Alison White

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MML Series Investment Fund (the “Trust”)

1933 Act File No. 2-39334

1940 Act File No. 811-02224

Comments received for PEA No. 95 filed on February 27, 2015

Dear Ms. White:

Below is a summary of the follow-up comments I received from you on April 27, 2015 regarding the above-mentioned Trust, together with our responses. I appreciate the time you took to carefully review these documents and have tried to address your comments. I would greatly appreciate your contacting me at 860-562-2241 as soon as possible if you have any further questions or comments. Thank you.

Prospectus

Principal Investment Strategies and Risks

1)	Comment: For Funds writing credit default swaps please supplementally confirm that the full notional amount of the credit default swaps will be segregated by the Fund to cover the outstanding positions.

Response: We confirm that it is our current practice to segregate the full notional amount less any collateral.

2)	Comment: The staff reiterates its position that if derivatives can be considered substitutes for Fund securities for purposes of the Funds 80% name test policy, the notional value of such derivatives should not be the basis of valuing derivatives included in a Fund’s 80% policy. Please advise how Funds with an 80% name test value derivatives if they can be considered substitutes for Fund securities.

Response: We acknowledge the staff’s position, however, we continue to believe that the prospectus disclosure is appropriate as we are not aware of authority to support the staff’s position.

3)	Comment: Please add disclosure for the MML Global Fund to reflect that it will generally invest at least 40% but, if market conditions are unfavorable, then no less than 30% in foreign issuers or that the Fund invests in accordance with a global index.

Response: We respectfully disagree that the use of the term “global” in the Fund’s name requires a Fund to invest in accordance with the above-referenced limitations.

We base this on the fact that the SEC has never deemed the term “global” to be subject to Section 35(d) or Rule 35d-1, and that the use of the term “global” in the Fund’s name is not misleading in view of the disclosure that the Fund’s prospectus provides regarding the types of investments in which the Fund may invest.

SAI

Investment Restrictions of the Funds

1)	Comment: Fundamental Investment Restriction (7)(c) states that there is no limitation for securities issued by other investment companies. The staff reiterates its position that a Fund and its adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its own concentration policies. Funds should add disclosure indicating that they will consider the concentration of these investment companies when determining compliance with their own concentration policies.

Response: We acknowledge the staff’s position, however, we continue to believe that revisions to the disclosure would not be appropriate as we are not aware of authority to support the staff’s position.

We acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/ Jill Nareau Robert

Jill Nareau Robert

Assistant Secretary, MML Series Investment Fund

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company